UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PAMPA ENERGIA S.A.
(Name of Issuer)

American Depositary Shares, each representing 25 shares of common stock
(Title of Class of Securities)

697660207
(CUSIP Number)

           December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

This Statement on Schedule 13G amends the Amendment No. 1 to Schedule 13G filed on February 11, 2011.

SCHEDULE 13G

CUSIP No.: 697660207		Page 2 of 11 Pages

1.	Names of Reporting Persons. AUTONOMY CAPITAL (JERSEY) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	3,691,326
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	3,691,326
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,691,326
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person PN

SCHEDULE 13G

CUSIP No.: 697660207		Page 3 of 11 Pages

1.	Names of Reporting Persons. AUTONOMY CAPITAL RESEARCH LLP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	3,691,326
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	3,691,326
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,691,326
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person OO

SCHEDULE 13G

CUSIP No.: 697660207		Page 4 of 11 Pages

1.	Names of Reporting Persons. AUTONOMY AMERICAS LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	3,691,326
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	3,691,326
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,691,326
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person OO

SCHEDULE 13G

CUSIP No.: 697660207		Page 5 of 11 Pages

1.	Names of Reporting Persons. ROBERT CHARLES GIBBINS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	3,691,326
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	3,691,326
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,691,326
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person IN, HC

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Pampa Energia S.A. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Ortiz de Ocampo 3302, Building #4, C1425DSR, Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Autonomy Capital (Jersey) L.P. (“Autonomy Jersey”);

ii)	Autonomy Capital Research LLP (“Autonomy Research”);

iii)	Autonomy Americas LLC (“Autonomy Americas”); and

iv)	Robert Charles Gibbins (“Mr. Gibbins”).

This Statement relates to the ADS (as defined herein) held for the account of each of Autonomy Master Fund Limited (“Master Fund I”) and Autonomy Master Fund II Limited (“Master Fund II”). Autonomy Jersey serves as the investment manager to each of Master Fund I and Master Fund II. Each of Autonomy Research and Autonomy Americas serves as a sub-investment manager to each of Master Fund I and Master Fund II. Mr. Gibbins is director of Autonomy Jersey, managing member of Autonomy Research, and president of Autonomy Americas. In such capacities, each of the Reporting Persons may be deemed to have beneficial ownership over the ADS (as defined herein) held for the account of each of Master Fund I and Master Fund II.

Item 2(b).	Address of Principal Office or, if none, Residence:

The address of the principal business office of Autonomy Jersey and Mr. Gibbins is Mielles House, La Rue des Mielles, St. Helier, Jersey JE2 3QD.

The address of the principal business office of Autonomy Research is 8-11 Denbigh Mews, London SW1V 2HQ, United Kingdom.

The address of the principal business office of Automony Americas is 461 5th Avenue, 11th Floor, New York, NY 10017.

Item 2(c).	Citizenship:

i)	Autonomy Jersey is a Jersey limited partnership;

ii)	Autonomy Research is a United Kingdom limited liability partnership;

iii)	Autonomy Americas is a Delaware limited liability company; and

iv)	Mr. Gibbins is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

American Depositary Shares ("ADS"), each representing 25 shares of common stock ("Common Stock")

Page 7 of 11 Pages

Item 2(e).	CUSIP Number:

697660207

Item3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2010, each of the Reporting Persons were deemed the beneficial owner of 3,691,326 ADS. This amount consists of: A) 500,000 ADS held for the account of Master Fund I; and B) 3,191,326 ADS held for the account of Master Fund II.

Item 4(b)	Percent of Class:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 7.0% of outstanding shares of Common Stock. (There were 1,314,310,895 shares of Common Stock outstanding as of September 30, 2010, according to the Issuer's Form 6-K, filed on November 19, 2010.  Each ADS represents twenty-five (25) shares of Common Stock.)

Item 4(c)	Number of Shares of which such person has:

Autonomy Jersey, Autonomy Research, Autonomy Americas, and Mr. Gibbins:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,691,326
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,691,326

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADS covered by this statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Master Fund II relates to more than 5 percent of the outstanding shares of Common Stock.

Page 8 of 11 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUTONOMY CAPITAL (JERSEY) L.P. By: /s/ Robert Charles Gibbins Name: Robert Charles Gibbins Title: Director

AUTONOMY CAPITAL RESEARCH LLP By: /s/ Robert Charles Gibbins Name: Robert Charles Gibbins Title: Managing Member

AUTONOMY AMERICAS LLC By: /s/ Robert Charles Gibbins Name: Robert Charles Gibbins Title: President

ROBERT CHARLES GIBBINS By: /s/ Robert Charles Gibbins

January 26, 2012

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the American Depositary Shares of Pampa Energia S.A., dated as of January 26, 2012 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

AUTONOMY CAPITAL (JERSEY) L.P. By: /s/ Robert Charles Gibbins Name: Robert Charles Gibbins Title: Director

AUTONOMY CAPITAL RESEARCH LLP By: /s/ Robert Charles Gibbins Name: Robert Charles Gibbins Title: Managing Member

AUTONOMY AMERICAS LLC By: /s/ Robert Charles Gibbins Name: Robert Charles Gibbins Title: President

ROBERT CHARLES GIBBINS By: /s/ Robert Charles Gibbins

Date: January 26, 2012